                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
               RULES 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                               (Amendment No. ___)

                              FORECROSS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     34545C
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         (Title of Class of Securities)

                                  June 15, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /  Rule 13d-1(b)

/X/  Rule 13d-1(c)

/ /  Rule 13d-1(d)


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CUSIP No. 34545C                                               Page 2 of 8 Pages

(1)      Names of Reporting Persons       Kim O. Jones
                                    --------------------------------------------
         Identification Nos. of Above Persons (Entities Only)
                                                             -------------------

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)     N/A     (b)       N/A

(3)      SEC Use Only
                      ----------------------------------------------------------

(4)      Citizenship or Place of Organization             U.S.A.
                                              ----------------------------------

            Number of        (5)  Sole Voting Power             2,190,344(1)
          Shares Bene-                                       -------------------
            ficially         (6)  Shared Voting Power                  -0-
            Owned by                                         -------------------
          Each Report-       (7)  Sole Dispositive Power        2,190,344(1)
           ing Person                                        -------------------
              With           (8)  Shared Dispositive Power             -0-
                                                             -------------------

(9)        Aggregate Amount Beneficially Owned by Each Reporting
           Person                      2,190,344(1)
                  --------------------------------------------------------------

(10)       Check if the Aggregate Amount in Row (9) Excludes
           Certain Shares (See Instructions)

(11)       Percent of Class Represented by Amount in Row (9)        18.6%(2)
                                                             -------------------

(12)       Type of Reporting Person (See Instructions)        IN
                                                       -------------------------

(1) Includes 250,000 shares underlying stock options which are exercisable as of September 30, 1998.

(2) Calculated on the basis of 11,763,612 shares of common stock of Issuer outstanding as of December 31, 1998.

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CUSIP No. 34545C                                               Page 3 of 8 Pages

(1)      Names of Reporting Persons       Bernadette C. Castello
                                    --------------------------------------------
         Identification Nos. of Above Persons (Entities Only)
                                                             -------------------

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)     N/A     (b)       N/A

(3)      SEC Use Only
                      ----------------------------------------------------------

(4)      Citizenship or Place of Organization             U.S.A.
                                              ----------------------------------

            Number of        (5)  Sole Voting Power             2,179,944(1)
          Shares Bene-                                       -------------------
            ficially         (6)  Shared Voting Power                  -0-
            Owned by                                         -------------------
          Each Report-       (7)  Sole Dispositive Power        2,179,944(1)
           ing Person                                        -------------------
              With           (8)  Shared Dispositive Power             -0-
                                                             -------------------

(9)        Aggregate Amount Beneficially Owned by Each Reporting
           Person                      2,179,944(1)
                  --------------------------------------------------------------

(10)       Check if the Aggregate Amount in Row (9) Excludes
           Certain Shares (See Instructions)

(11)       Percent of Class Represented by Amount in Row (9)        18.5%(2)
                                                             -------------------

(12)       Type of Reporting Person (See Instructions)        IN
                                                       -------------------------

(1) Includes 250,000 shares subject to stock options which are exercisable as of September 30, 1998.

(2) Calculated on the basis of 11,763,612 shares of common stock of Issuer outstanding as of December 31, 1998.

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CUSIP No. 34545C                                               Page 4 of 8 Pages

ITEM 1(A).     NAME OF ISSUER:

               FORECROSS CORPORATION

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               90 New Montgomery Street
               San Francisco, CA 94105

ITEM 2(A).     NAME OF PERSONS FILING:

               (i)   Kim O. Jones
               (ii)  Bernadette C. Castello

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

               (I)   KIM O. JONES:

               90 New Montgomery Street
               San Francisco, CA 94105

               (II)  BERNADETTE C. CASTELLO:

               90 New Montgomery Street
               San Francisco, CA 94105

ITEM 2(C).     CITIZENSHIP:

               (I)   KIM O. JONES:  U.S.A.

               (II)  BERNADETTE C. CASTELLO:  U.S.A.

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock, no par value per share

ITEM 2(E).     CUSIP NUMBER:

               34545C

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CUSIP No. 34545C                                               Page 5 of 8 Pages

ITEM IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C) IDENTIFY THE STATUS OF THE PERSON FILING.

               Not applicable.

ITEM 4.        OWNERSHIP.

               I.    KIM O. JONES:

                     (a)      Amount Beneficially Owned: 2,190,344(1) SHARES
                                                         --------------------
                     (b)      Percentage of Class: 18.6%(2)
                                                   --------

                     (c)      Number of shares as to which such person has:

                     (i)      sole power to vote or to
                               direct the vote                    2,190,344(1)
                                                               -----------------
                     (ii)     shared power to vote or to
                               direct the vote                           -0-
                                                               -----------------
                     (iii)    sole power to dispose or to
                               direct the disposition of          2,190,344(1)
                                                               -----------------
                     (iv)     shared power to dispose or to
                               direct the disposition of                 -0-
                                                               -----------------

               II.   BERNADETTE C. CASTELLO:

                     (a)      Aggregate Number:  2,179,944(1) SHARES
                                                 -------------------
                     (b)      Percentage of Class:  18.5%(2)
                                                    --------

                     (c)      Number of shares as to which such person has:

                     (i)      sole power to vote or to
                               direct the vote                    2,179,944(1)
                                                               -----------------
                     (ii)     shared power to vote or to
                               direct the vote                           -0-
                                                               -----------------
                     (iii)    sole power to dispose or to
                               direct the disposition of          2,179,944(1)
                                                               -----------------
                     (iv)     shared power to dispose or to
                               direct the disposition of                 -0-
                                                               -----------------

(1) Includes 250,000 shares subject to stock options which are exercisable as of September 30, 1998.

(2) Calculated on the basis of 11,763,612 shares of common stock of Issuer outstanding as of December 31, 1998.

CUSIP No. 34545C                                               Page 6 of 8 Pages

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATION.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 34545C                                               Page 7 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 26, 1999                                        /s/ Kim O. Jones
                                                 -------------------------------
                                                          Kim O. Jones
                                                    Chief Executive Officer,
                                                     President, and Director




January 26, 1999                                   /s/ Bernadette C. Castello
                                                 -------------------------------
                                                      Bernadette C. Castello
                                                    Senior Vice President and
                                                     Chief Financial Officer

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CUSIP No. 34545C                                               Page 8 of 8 Pages

                             CONSENT TO JOINT FILING

         Kim O. Jones and Bernadette C. Castello hereby consent to the joint filing of this Schedule 13G with respect to the common stock of Forecross Corporation, and agree that this Schedule 13G is filed on behalf of each of them.


January 26, 1999                                        /s/ Kim O. Jones
                                                 -------------------------------
                                                          Kim O. Jones
                                                    Chief Executive Officer,
                                                     President, and Director




January 26, 1999                                   /s/ Bernadette C. Castello
                                                 -------------------------------
                                                      Bernadette C. Castello
                                                    Senior Vice President and
                                                     Chief Financial Officer